UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No 4
Form 10-SB/A

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

GOLD CREST MINES, INC.
(Name of Small Business Issuer in its charter)

State of Nevada
(State or other jurisdiction of incorporation or organization)
82-0290112
(I.R.S. Employer Identification No.)

1017 Washington Mutual Financial Center
601 West Main Avenue
Spokane, Washington
(Address of principal executive offices)

99201
(Zip Code)

Issuer's telephone number (including area code) (509) 893-0171

Securities to be registered under Section 12(b) of the Act.

Title of each class
None

Name of each exchange on which each class is to be registered:
Not Applicable

Securities registered under Section 12(g) of the Act: Common Stock
(Title of class)

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

History

Silver Crest Mines, Inc., the Company's predecessor, was incorporated under the laws of the State of Idaho in 1968. The Company was organized to develop mineral properties located in the State of Idaho. The Company's initial and subsequent efforts in the acquisition, exploration and development of potentially viable and commercial properties were unsuccessful. The Company has a history of losses and no revenues from operations. The Company's capital needs have historically been met by the issuance of securities either through private placements, the issuance of shares for debt or the joint venture or lease of mineral properties. In June 2003, the Company merged into its wholly-owned subsidiary, Silver Crest Resources, Inc., for the purpose of changing the Company's state of domicile to Nevada.

The Company was thereafter dormant until the completion of the share exchange with Niagara Mining & Development Company, Inc. ("Niagara"), in August 2006. Under the terms of the share exchange, the Company acquired all of the issued and outstanding shares of Niagara in exchange for 37,500,000 shares of the Company's common stock. At the time of the share exchange, Niagara was in the process of completing the acquisition and staking of mining claims in Alaska and Idaho. We intend to conduct mineral exploration and evaluation for determining economic viability for further development of these properties. There are no proven or probable reserves on any of the Company's properties.

The Company is registering its shares under the Securities Exchange Act of 1934 (the "Exchange Act") for the purpose of becoming a reporting company. The Company believes that it will be better able to finance its operations if it is a reporting company. Management believes the benefits of becoming a reporting company include the ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees, and providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised Bulletin Board.

'Risk Factors

The Company's business is subject to numerous risk factors, including the following:

- Mineral exploration and development are highly speculative and capital intensive. Most exploration efforts are not successful in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves; fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; *force majeure* events; and the risk of injury to persons, property or the environment.

- Ore reserve figures and costs are primarily estimates and are not guarantees of recovery of the indicated quantities of these metals. There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process, and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimates for properties that have not yet started production may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices. The economic value of ore reserves may be adversely affected by:

  - declines in the market price of the various metals we mine;

  - increased production or capital costs; or

  - reduced recovery rates.

  Assumptions about prices are subject to greater uncertainty, and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades may materially and adversely affect reserves. However, if the price of metals declines substantially below the levels used to calculate reserves for an extended period, we could experience:

  - delays in new project development;

  - increased net losses;

  - reduced cash flow;

  - reductions in reserves; and

  - possible write-down of asset values.

- The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals such as copper, silver and gold fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of silver or copper should drop dramatically, the value of the Company's exploration properties could also drop dramatically; and the Company might not be able to recover its investment in those properties. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to

achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

- Our ability to produce gold, silver and copper in the future is dependent upon our exploration efforts and our ability to develop ore reserves. If prices for these metals decline, it may not be economically feasible for us to continue our development of a project or to continue commercial production at some of our properties.

- In the event that we bring any properties into production, our ability to sustain or increase any production of metals will depend, in part, on our ability to develop new orebodies and/or expand existing operations. Before we can begin a development project, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

  - reserves;

  - expected recovery rates of metals from the ore;

  - facility and equipment costs;

  - capital and operating costs of a development project;

  - future metals prices;

  - comparable facility and equipment costs; and

  - anticipated climate conditions.

  Development projects may have no operating history upon which to base these estimates; and these estimates are based in large part on our interpretation of geological data, a limited number of drill holes and other sampling techniques. As a result, actual cash operating costs and returns from a development project may differ substantially from our estimates; as a result of which, it may not be economically feasible to continue with a development project.

- Mineral exploration, particularly for gold, silver and copper, is highly speculative. It involves many risks and is often nonproductive. Even if we find a valuable deposit of minerals, it may be several years before production is possible. During that time, it may become economically unfeasible to produce those minerals. Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities. As a result of these costs and uncertainties, we may not be able to expand or replace our existing ore reserves as they are depleted by current production.

  Mines have limited lives and, as a result, mining companies continually seek to replace and expand their reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States and other areas where we would consider conducting exploration and/or production activities. Because we face

strong competition for new properties from other mining companies, most of whom have greater financial resources than we do, we may be unable to acquire attractive new exploration properties on terms that we consider acceptable.

- Our business is subject to a number of risks and hazards including:

  - environmental hazards;

  - industrial accidents;

  - labor disputes;

  - unusual or unexpected geologic formations;

  - cave-ins;

  - explosive rock failures; and

  - flooding and periodic interruptions due to inclement or hazardous weather conditions.

  Such risks could result in:

  - damage to or destruction of mineral properties or producing facilities;

  - personal injury;

  - environmental damage;

  - delays in exploration, development or mining;

  - monetary losses; and

  - legal liability.

For some of these risks, we may be able to obtain insurance to protect against these losses. However, we may not be able to obtain this insurance, particularly if there are significant premiums. Insurance against environmental risks is generally either unavailable or too expensive for us and other companies in our industry; and, therefore, we do not intend to maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend operations or enter into other interim compliance measures.

- In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits,

including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained; and, if obtained, the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

- Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties. Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances will be dependent upon a number of factors, including our financial condition, reclamation cost estimates, development of new projects and the total dollar value of financial assurances in place.

- Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing and are generally becoming more restrictive.

- The validity of unpatented mining claims, which constitute a significant portion of the Company's property holdings in the United States, is often uncertain, and such validity is always subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims or real property interests that are owned in fee simple. The Company has not yet filed a patent application for any of its properties that are located on federal public lands in the United States; and, under proposed legislation to change the General Mining Law, patents may be hard to obtain. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company does not generally obtain title opinions until financing is sought to develop a property with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

- We have limited financial resources, do not generate operating revenue, and must finance our operations by other means. We do not know whether additional funding will be available for further exploration and development of our projects. If we fail to obtain additional financing, we will have to delay or cancel further exploration and development of our properties, and we could lose all of our interests in our properties.

- If our exploration programs successfully locate an economic orebody, additional funds will be required to place it into commercial production. Substantial expenditures would be required to establish ore [reserves] through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of or sell the property.

- We have had no revenues or earnings from operations. We have no significant assets or financial resources. As a mineral exploration company, we will sustain operating expenses without corresponding revenues. This will result in us incurring net operating losses that will increase continuously until we can bring a property into production or lease, joint venture or sell any property we may acquire.

- We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire, or at all.

- "In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for our Common Shares will be subject to market trends generally, notwithstanding our potential success in delineating mineral resources.

- You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay cash dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will come from the appreciation, if any, in the value of the common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

- Shares of our common stock have a limited public market. Although the shares are currently traded on the Pink Sheets, we cannot assure you that an active and liquid trading market will develop for our shares. Such a failure may have a material adverse impact on the market price of the shares and the ability of a purchaser to dispose of the shares in a timely manner or at all.

- There is no assurance that any of the claims we explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Hazards such as unusual or unexpected geological formations and other conditions often result in unsuccessful exploration efforts. We may also become

subject to significant liability for pollution, cave-ins or hazards which we cannot insure or which we may elect not to insure.

- Our competition in the mining industry includes large, established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration program may be slowed down or suspended.

- We have not found any mineral reserves on our claims, and there can be no assurance that any of the mineral claims we intend to explore will contain commercial quantities of any minerals. Even if we identify commercial quantities of minerals in any of our claims, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that we will do so on a profitable basis.

- The probability of an individual prospect ever having reserves is remote. In all probability, our properties do not contain any reserves. As such, any funds spent on exploration could be lost which will result in a loss of your investment.

- Our common stock is quoted on the Pink Sheets. Trading in stock quoted in the Pink Sheets is often thin and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

- Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from

these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Employees

We currently have two employees. We intend to utilize the services of consultants and contractors to provide additional services to the Company.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to engage in exploration work on its Kisa group of claims. The work program for the next 12 months includes airborne aeromagnetic and electromagnetic surveys;

geologic mapping; soil, stream sediment and rock chip sampling; ground geophysical surveys and diamond drill testing of three prospects on Kisa claim group.

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion of this registration, it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

The Company does not anticipate a significant change in the number of employees during the next 12 months. The Company intends to rely upon the use of outside consultants to provide services to the Company. These plans could change depending upon the timing and nature of any additional acquisitions of mineral exploration properties (none of which are under consideration at this time). During the next 12 months, the Company expects to be able to satisfy its cash requirements for its current mineral exploration program. The Company does not foresee the need to raise additional capital during this period to execute its current exploration program .

ITEM 3.   DESCRIPTION OF PROPERTY

Alaska

Summary

This information is an overview of the geologic characteristics, alteration and mineralization styles, past work completed, existing drill targets and work program. The information is preliminary in nature as data collection and compilation are still in progress. Previous workers located and prospected, but never drilled, two significant precious metal showings in a remote, highly prospective portion of the Kuskokwim Mineral Belt nearly 20 years ago. Both of the showings show striking similarities in mineralization style, alteration and general geologic characteristics to Nova Gold Resources and Barrick's Donlin Creek project and other major Kuskokwim Mineral Belt gold deposits.

Location and Access

The Kisa project area is situated in a mountainous, high relief area located approximately 90 miles southeast of Bethel, Alaska. The project area lies along the boundary between the Bethel and Bristol Bay Recording Districts in southwest Alaska on State of Alaska lands. Bethel is the nearest community with full, year-round services. Commercial barge service from Anchorage is available from late May through early October at Bethel.

A series of large glacial lakes (Aniak, Kisaralik, Gold, Arnie, and Cascade) provide good float plane access to most of the project area and serve as staging points for crews, fuel deliveries and camp locations. The effective work season in the project area is from July through September. The lakes in the immediate area typically remain frozen and snow covers ridges and upper slopes until late June or early July. Currently, personnel and equipment access to the area is limited to float planes capable of landing on Kisaralik Lake, Gold Lake, Aniak Lake or Cascade Lake or via helicopter. Relief from the valley floors to ridge crests is on the order of 3,000 - 4,500 feet.

There currently are no permanent camp facilities in the project area near the prospects. Field work conducted by Gold Crest Mines, Inc., staff during 2006 was based at small tent camps

located along the northwestern bank of Kisaralik Lake and an unnamed lake just north of Gold Lake. The 2006 geophysical surveys were staged out of NYAC Mining Company's camp at NYAC approximately 35 miles to northwest.

Geologic Setting and Deposit Types

The Kisa and GL prospects are situated within the Kuskokwim Mineral Belt; a complexly deformed regional sequence of sedimentary, volcanic and intrusive rocks exposed in a belt several hundred miles long extending from south-central through southwest Alaska to the coast. Kuskokwim Group sedimentary rocks are intruded by a complex assemblage of igneous rocks that range from calcalkaline to alkaline andesitic to rhyolitic volcanics and intrusive equivalents. Isotopic age dating indicates several pulses of intrusive activity falling into two groups in the mid-Cretaceous (95-100 million years before present) and early Tertiary (60 to 70 million years before present). Both of these igneous events appear to be genetically and spatially associated with major mineral deposits and most mineral showings within the belt. The claim groups are situated at a major flexure in the primary regional fault system, the northeast-trending Denali-Farewell fault complex, and are situated where the Denali-Farewell system intersects the north-south trending Aniak-Thompson Falls fault system.

Historically the Kuskokwim Mineral Belt has been a major placer and lode gold producer as well as the major source of mercury in Alaska since the turn of the 20th century. Recent regional- to deposit-scale investigations by industry, academic institutions and government workers have helped better define the alteration styles, deposit types and geologic controls in the Mineral Belt. This work has been spurred on by the discovery of major gold deposits throughout the northern and central portion of the belt, including the largest known deposit in the belt, the Donlin Creek deposit located approximately 250 km to the northwest. The Kisa and GL prospects are located in the more remote and high relief portions of the belt.

Current Program

During 2006, the Company acquired the Kisa and GL prospects with the intent of drilling the main showings as soon as permits were in place and drill rigs could be mobilized (planned for 2007). In addition, plans call for following up on numerous stream sediment and color anomalies in the area as a district-scale exploration play.

During late 2006, the Company staked additional mining claims and prospecting sites covering a total of approximately 22,500 acres of State of Alaska-owned lands in 5 claim groups including the Kisa, GL, Ako, Little Swift, Gossan Valley. These mining claims and prospecting sites were located in areas of known or suspected precious metal occurrences and will be evaluated during the 2007 season and beyond as warranted.

As part of the 2006 exploration program, the Company contracted with a geophysical survey contractor who completed approximately 1100 line-kilometers of aeromagnetic and electromagnetic surveys over portions of the project area in the late fall of 2006. Additional surveys were completed in the spring of 2007. The purpose of the airborne geophysical surveys is to assist in identifying additional potentially mineralized dike swarms, intrusive complexes, fault systems and aid in refining the geologic maps for the area – with the ultimate goal to locate additional areas in this highly prospective, but poorly prospected terrain.

In addition to the airborne geophysical surveys, the Company contracted an airborne LIDAR survey (laser altimetry) to produce extremely detailed topographic base maps for the Kisa and GL claim groups. These high precision base maps will be used to facilitate drill hole site planning, assist in the permitting process and to aid in accurate, detailed geologic mapping and structural analyses.

Two of the claim groups, the Kisa and GL claim groups, were mapped and sampled at reconnnaissance scale to provide information necessary for permit preparation and siting of exploration drill holes. The 2006 program confirmed previously work on the prospects and identified additional areas of alteration and gold mineralization warranting further exploration efforts.

Prospect Description

Kisa Prospect

The Kisa prospect consists of a narrow, linear, northeast trending ridge held up with hornfelsed Kuskokwim Group sedimentary rocks intruded by silicified and locally argillic altered rhyolite to gabbroic dikes and sills. Several northwest-trending spurs off the main ridge appear to be related to crosscutting dikes of a different age and composition. Alteration present in the complex includes strong silica-carbonate alteration with a pronounced As-Bi-W-Mo-Sb-Au geochemical signature. These geochemical associations are similar to those known from other gold deposits within the Kuskokwim Mineral Belt including the producing Fort Knox Mine and advanced exploration projects at Donlin Creek to the north and Shotgun Hills to the east. Alteration styles observed during mapping and sampling including stockwork quartz and sulfide veining, argillic and prophyllitic alteration along fractures and pervasive silicification.

There are several large-footprint prospects within the Kisa claim group that are planned for drilling in 2007. The primary drill target, known as the **Kisa Breccia** prospect, is located at the intersection of several mapped structural zones and topographic linears evident in aerial photography. A poorly exposed, extensively silica-carbonate-sulfide altered breccia body is located along a ridge crest and steep, north-facing valley walls. The breccia is composed of a mixture of altered sedimentary and igneous clasts, many of which exhibit multiple generations of veining and brecciation. The breccia body is exposed over an area approximately 300 meters wide x 500 meters long and roughly 250 meters high. Systematic rock chip samples from outcropping exposures of this breccia average over 1.25 grams per tonne gold with select samples rock chip samples up to 7 grams per tonne. At least three, but possibly five separate igneous rock types are present in the breccia body. The heterolithic nature and complex alteration assemblages as well as the textural characteristics suggest a potential volcanic neck or diatreme. The physical, geochemical and mineralogical characteristics of the breccia possibly reflect a diatreme complex similar to those found in many Pacific Rim porphyry gold systems such as Kidston, Australia which produced over 4 million ounces gold. The breccia is the primary drill target at Kisa.

The **Golden Dike** prospect includes the rocks exposed on and under a prominent northeast trending ridgeline running through the center of the Kisa claim group. The ridge contains numerous silica-carbonate-sulfide altered felsic rhyolite dikes and sills exposed over an area 300 meters wide x 3000 meters long with at least 200 meters of exposed vertical extent. Float mapping, aerial photographic linears and airborne geophysical data suggest the dike swarm may

extent in both directions under talus covered slopes and into the adjacent valleys. Sedimentary rocks are heavily iron oxide stained and fractured in the hornfelsed zones adjacent to and along the dike and sill margins and contain various oxidation products after sulfides. The dikes are often bleached, silicified and typically contain disseminated to stockwork sulfide veining. The large spatial extent and intense alteration associated with gold in amounts > 0.1 gram per tonne in nearly all the samples collected from this dike swarm and the heavily iron-stained host rocks suggest the presence of a major mineralized system at the surface and underlying the ridge. Similar dikes swarms and alteration zones are associated with the mineralized zones in the Donlin Creek deposit.

The **Pirate's Pick** prospect is located in the northern portion of the Kisa claim group and consists of a large northwest-trending quartz-carbonate-sulfide veined fault zone. The intensely stockwork-veined fault is intermittently exposed over the crest and flanks of a small ridge in an area roughly 200 meters wide by 350 meters long with several hundred meters of exposed vertical extent. The fault occurs along the northern end of the ridge hosting the dike-sill complex and field evidence suggests the fault may offset and displace the dike swarm. The average of 18 rock chip samples collected from this zone is 1.95 grams per tonne gold.

Additional targets occur along the projections of the dike swarms and faults systems into the adjacent talus covered slopes and glacial drift filled valleys, but will require additional work prior to definition of drill targets. Several small rubble crop and/or outcrop showings along the valley edge to the northwest of the main ridge contain anomalous pathfinder element suites and gold values. These showings correspond with a marked airborne magnetic geophysical anomaly identical to that over the main ridge to the southeast and make an intriguing target.

GL Prospect

At the GL claim group covers a broad, bright red, iron oxide stained, northwest trending ridge several miles long and nearly a mile wide adjacent to Gold Lake. The claim group contains at least two generations of crosscutting igneous dikes and sills similar to the Kisa showing and drill targets have been defined at several prospects within the claim package.

The **Gossan Ridge** prospect consists of a banded quartz-sulfide vein system that runs along the crest and flanks of rust-colored ridgeline exhibiting heavily iron oxide-staining reflecting weathering and oxidation of widespread disseminated sulfides in the rocks exposed along the ridge. The vein system and most intense alteration zone has an exposed strike length of over 500 meters and exposed widths up to 20 meters. Samples from the vein system consistently carry highly anomalous gold and pathfinder elements with select samples running up to 10 grams per tonne gold and 200 grams per tonne silver. The vein system appears to be associated with a series of porphyritic dikes that have produced pervasive and intense hydrothermal alteration of the host sedimentary rocks. As at Kisa, this widespread alteration and presence of multiple phases of igneous activity suggest the presence of a large igneous body at depth. Additional prospecting work and geophysical surveys will be used to better define drill targets at this prospect.

The Golden Alder prospect consists of a linear fault zone exposed along the bottom and valley walls of a small drainage over a strike length of approximately 600 meters. Soils collected over covered areas on the valley walls and adjacent uplands suggests the zone may be as wide as 200 meters. A pronounced circular airborne geophysical anomaly underlies a portion of the fault

system and its projection into an alluvium covered area and may represent a leakage halo emanating from a potentially mineralized intrusion at depth beneath the fault zone. The average of 18 rock chip samples collected from this structural zone average over 1.5 grams per tonne gold.

Work Program

1.   Complete airborne aeromagnetic and electromagnetic surveys over the district;

2.   Complete geologic mapping of existing mineral showings and other prospects to better define areas of known or suspected gold mineralization;

3.   Detailed and reconnaissance level soil, stream sediment and rock chip sampling over known or suspected mineral showings in area;

4.   Complete of 60-80 line miles of ground geophysical surveys over mineralized dike swarm and fault zone projections into covered valley areas and talus slopes;

5.   Complete diamond drill testing of three prospects on Kisa claim group;

6.   Complete preparation, selection and permitting of drill sites at peripheral prospects.

Idaho

The Company controls approximately 200 unpatented federal mining claims in the Stibnite District of Central Idaho covering approximately 8400 acres. It is the Company's intention to negotiate with the owners of the patented claims in the district to unitize ownership of the entire district.

The Stibnite gold district is located east of McCall in Valley County, Idaho, approximately 45 miles northeast of Cascade, Idaho, the county seat. The terrain is mountainous characterized by a narrow, flat valley at approximately 6500 feet elevation with surrounding mountains rising to 8000 feet elevation.

Considerable production has been achieved in the history of the Stibnite district starting in the early 1900s. Gold, antimony, and tungsten have been mined there since World War II. Bradley Mining Co., produced nearly 5 million tons of sulfide ore averaging 0.095 opt gold and 1.16% antimony. Tungsten was produced during World War II. In the 1980's, about 3 million tons of oxide ore was heap leached. Oxide orebodies which were amenable to heap leaching were mined in the 1980's and 1990's.

Large resources of sulfide ore remain beneath the mined-out oxide cappings. The area is underlain by granitic rocks of the Idaho Batholith and a roof pendant of metasedimentary rocks. Approximately 30% of the district bedrock area is covered with unconsolidated alluvial deposits. Gold and antimony mineralization is related to structures, which are believed to be part of the Thunder Mountain caldera ring fracture system. The largest currently known sulfide resource is the Yellow Pine deposit that may contain a resource of up to 6 million ounces of gold. Currently, the majority of the Stibnite District is idle and almost no unpatented claims were in good standing until Niagara staked the 200 claims during the spring and summer of 2006. The

other major mineral estate holder in the district has recently completed preliminary resource estimates and scoping studies on the known resources at Yellow Pine with encouraging results.

A large percentage of the lands within and surrounding the Stibnite-Yellow Pine mining district are Federally-owned public lands under the jurisdiction of the Boise and Payette National Forests. Permitting and development of a gold mine and metallurgical facility at Stibnite would likely create controversy due to the need to utilize public lands for access and tailings disposal. There are no assurances that a company attempting to develop the existing resources or future discoveries in the district would be able to obtain necessary permits to develop the property. However, the district is located in a rural area, has had a long and nearly continuous record of mineral exploration and mine production since the 1920's and the local populations would likely be supportive of any operations provided they were managed in an environmentally responsible fashion.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of common stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of July 18, 2007, regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount	Percent of Class (1)
Common	John P. Ryan	4,000,000	5.5%
Common	Frank D. Duval	4,383,750	6.04%
Common	Terrence J. Dunne	7,954,464	10.96%
Common	Howard Crosby (2)	5,200,000	7.2%
Common	Robert W. O'Brien	3,133,963	4.3%

(1)   Based on 72,588,828 shares issued and outstanding

(2)   Includes 3,000,000 shares owned by Cork Investments, Inc., 1,200,000 shares owned by Dotson Exploration Company, and 1,000,000 shares owned by Freedom & Liberty Foundation, all of which are controlled by Mr. Crosby.

Security Ownership of Management

The following table sets forth certain information as of July 18, 2007, regarding the number and percentage of shares of common stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
Common	Thomas H. Parker	200,000	.57%.
Common	Howard M. Crosby (2)	5,200,000	7.2%
Common	Bobby E. Cooper	1,200,000	1.65%
Common	Thomas Loucks	1,200,000	1.65%
Common	Fred Brackebusch (3)	2,075,000	2.86%
Common	Gerald G. Booth	300,000	0.4%
Common	Robert W. O'Brien	3,133,963	4.3%
Common	Terrence J. Dunne	7954,464	14.1%
Common	Christopher Dail	300,000 (4)	0.4%
Common	Total of all executive officers and directors (9 individuals)	21,563,427	29.33%

(1) Based on 73,588,828 shares issued and outstanding plus for each person listed.

(2) Includes 3,000,000 shares held by Cork Investments, Inc., 1,200,000 shares held by Dotson Exploration Company, and 1,000,000 shares owned by Freedom & Liberty Foundation all of which are controlled by Mr. Crosby..

(3) Shares held by New Jersey Mining Company. Mr. Brackebusch is President and a controlling shareholder of that company.

(4) Includes 200,000 stock options which become exercisable on August 21, 2007

Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following information is provided as of the date of this memorandum with respect to each executive officer and director of the Company:

Name	Position
Thomas H. Parker	President, Chief Executive Officer and Director
Howard M. Crosby	Director
Bobby E. Cooper	Director and Chairman of the Board
Thomas Loucks	Director
Fred Brackebusch	Director
Robert O'Brien	Director
Gerald G. Booth	Director
Terrence J. Dunne	Chief Financial Officer and Director
Christopher Dail	Vice President – Exploration

Board of Directors and Executive Officers

Thomas H. Parker. Mr. Parker has been the President, Chief Executive Officer and Director of the Company since March 2007. Mr. Parker has worked extensively in senior management positions in the mining industry for the past 40 years. From March 2006, until January 2007, Mr. Parker was the Chief Executive Officer and a Director of High Plains Uranium. From 1995 to March 2006, he was the Executive Vice President of Anderson and Schwab, a New York-based consulting firm where his clients included UBS Warburg and Norilsk Nickel. Prior to joining Anderson and Schwab, he was President and Chief Executive Officer of Costain Coal Inc., a large coal company with over 2,000 employees that produced steam and metallurgical coal from January 1992, to September 1994. Earlier in his career, Mr. Parker managed coal mining operations for Arco Coal, Anaconda Minerals, and Kerr McGee, among others. From 1978 to 1981, he was director and project manager for Conoco's uranium joint venture with Cogema and the French government in Niger. Mr. Parker is a mining engineering graduate from the South Dakota School of Mines with a Master's Degree in mineral engineering management from Pennsylvania State University.

Howard M. Crosby. Mr. Crosby has served as a Director since August 2006, and served as the Company President From August 2006, until March 2007. Since 1989, Mr. Crosby has been president of Crosby Enterprises, Inc., a family-owned business advisory and public relations firm. Mr. Crosby received a B.A. degree from the University of Idaho. Mr. Crosby is also an officer and director of White Mountain Titanium Corporation, a publicly traded mining exploration company, High Plains Uranium, Inc., a Toronto Stock Exchange listed company, Sundance Diamonds Corporation, Dotson Exploration Company, Nevada-Comstock Mining Company (formerly Caledonia Silver-Lead Mines Company), and U.S. Silver Corporation, all of the latter being privately held companies.

Bobby E. Cooper. Mr. Cooper became a director of the Company in August 2006. Mr. Cooper has over thirty years of mining industry experience. Prior to retiring in 1997, he was the chief executive officer and president of Kennecott Corporation, a wholly-owned subsidiary of Rio Tinto (RTZ), both mining companies. Before being named chief executive officer and president, Mr. Cooper held various other positions with Kennecott since 1983, including chief operating officer and vice president of U.S. Mines. Mr. Cooper is currently a director of High Plains Uranium, a public company and 3L&T Corp., a private chemical company.

Thomas Loucks. Mr. Loucks has been a director of the Company since August 2006. Since 2004, Mr. Loucks has been the president and chief executive officer of Trend Mining Company, a publicly traded mineral exploration company. He worked as an independent consultant to junior mining and other resource companies from July 2000 until 2004. Mr. Loucks is a member of the Society of Economic Geologists, Inc. and the Society of Economic Geologists Foundation, Inc. He has a B.A. and an M.A. in geology from Dartmouth College and an M.B.A. from Stanford University.

Fred Brackebusch. Mr. Brackebusch has been a director of the Company since August 2006. Since 1996, Mr. Brackebush has been the President and a Director of New Jersey Mining Company. He has a B.S. and an M.S. in Geological Engineering both from the University of Idaho. He is a consulting engineer with extensive experience in mine development, mine backfill, mine management, permitting, process control and mine feasibility studies. He has over 25 years of experience in the Coeur d'Alene Mining District principally with Hecla Mining Co.

He has been the principal owner of Mine Systems Design, Inc., a mining consulting business, since 1987. Mr. Brackebusch is also on the Board of Directors of Mascot Mines, Inc.

Robert O'Brien. Mr. O'Brien has served as a director of the Company since 2004. Mr. O'Brien graduated from Gonzaga University with a BA degree in Economics. Since July 1996, Mr. O'Brien has been the sole owner and manager of Spokane Quotation Bureau, LLC, a company, which publishes stock quotations for companies traded over-the-counter.

Gerald G. Booth. Mr. Booth, a director of the Company since January 2007, has over 40 years experience in mineral and natural gas exploration and development. Since 1998 he has been the President of G.G. Booth and Associates, a project management services company serving mining and petroleum clients, primarily in Alaska. Mr. Booth previously served as Vice President - Resources for Cook Inlet Regional Corporation (CIRI), the native corporation representing the Natives of south central Alaska. While with CIRI, Mr. Booth also served as President of North Pacific Mining Company, and President of Cook Inlet Production Company. Prior to his work with CIRI, Mr. Booth was employed with Teck Cominco for over 24 years as Manager, Alaska Exploration and Manager Alaska Operations during the 1970's and 1980's. Mr. Booth obtained a B.S. from Washington State University and is a member of the Society for Mining, Metallurgy and Exploration, the Northwest Mining Association, the Alaska Miners Association and the Resource Development Council for Alaska.

Terrence J. Dunne. Mr. Dunne is the Chief Financial Officer of the Company. Mr. Dunne serves as Chief Financial Officer and a Director of Daybreak oil and Gas, Inc. For more than the past five years Mr. Dunne has operated Terrence J. Dunne & Associates, a sole proprietorship which provides bookkeeping, income tax return preparation and business consulting services for small businesses. Mr. Dunne received his BBA, MBA and Masters in Taxation degrees from Gonzaga University.

Christopher Dail. Mr. Dail is the Company's Vice President of Exploration. Mr. Dail has 19 years of experience in the exploration and mining industry and government. Chris obtained his undergraduate training in geology at the University of Fairbanks, Old Dominion University and University of Idaho. During his career he has served in various capacities ranging from a field and mine geologist to VP exploration and operations for a number of major and junior mining companies.   His most recent positions included serving as lead geologist for Cominco American's eastern U.S. exploration office, as a senior consultant and corporate officer for several Canadian junior exploration companies and as a mine permitting specialist for the USDA Forest Service. Mr. Dail is a member of the Northwest Mining Association, Alaska Miners Association, Geological Society of America and is a member and Certified Professional Geologist with the American Institute of Professional Geologists.

Board Committees

The entire Board of Directors presently serves as the Audit, Nominating and Compensation Committee for the Company and the entire Board of Directors will continue to serve in such capacity until said committees are established.

Director Independence

Messrs. Cooper, Loucks and O'Brien are independent members of the board of directors and the audit committee as defined by NASDAQ Marketplace Rules 4200(a)(15) and 4350(d)(2) respectively.

In determining the matter of independence, neither Messrs. Cooper, Loucks or O'Brien had any transactions, relationships or arrangements with the Company prior to or after becoming directors of the Company except for becoming shareholders of the Company pursuant to the shares granted to each director as directors' fees, their investment participation in the Company's private placements on the same terms as all other investors in that offering and the fact that Mr. O'Brien, while formerly the president of the Company, served in that capacity without compensation for his services.

In determining the matter of director independence, the following matrix was utilized.

Director	Company Employee(1)	Compensation from Company (2)	Other Relationship (3)	Independent Director
Thomas H. Parker	Yes	No	No	No
Howard M. Crosby	No	No	Yes	No
Bobby E. Cooper	No	No	No	Yes
Thomas Loucks	No	No	No	Yes
Fred Brackebusch	No	Yes	Yes	No
Robert O'Brien	No	No	No	Yes
Gerald G. Booth	No	Yes	Yes	No
Terrence J. Dunne	No	Yes	Yes	Yes

(1) a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

(2) a director who accepted or who has a Family Member who accepted any compensation from the company . . . in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

    (i) compensation for board or board committee service;. . .

    (ii..) compensation paid to a Family Member who is an employee (other than an executive officer) of the company . . .; or

    (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation

(3) Other relationships include:

    (i) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities; or(ii) payments under non-discretionary charitable contribution matching programs.

    (ii) a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

    (iii) a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the company's audit at any time during any of the past three years.

Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

ITEM 6.   EXECUTIVE COMPENSATION

Officers Compensation

The following table sets forth the compensation paid by the Company to its Chief Executive Officer and executive officers whose total annual salary and bonus exceeded $100,000 during the past two calendar years ("Executive Officers"). Except as set forth below, no officer or Executive Officer of the Company received compensation in excess of $100,000 during the past three calendar years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robert O'Brien, President	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Howard Crosby President	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Terrence J. Dunne, CFO	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Christopher Dail, VP-Exploration	2006	39,919	-0-	63,000	72,000	-0-	-0-	-0-	174,919

Director Compensation

The following table sets forth information concerning the compensation of directors during the fiscal year ended December 31, 2006.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robert O'Brien	-0-	-0-	-0-	-0-	-0-	118,000	118,000
Bobby E. Cooper	-0-	-0-	-0-	-0-	-0-	118,000	118,000
Thomas Loucks	-0-	-0-	-0-	-0-	-0-	118,000	118,000
Fred Brackebush	-0-	-0-	-0-	-0-	-0-	118,000	118,000
Terrence J. Dunne	-0-	-0-	-0-	-0-	-0-	118,000	118,000

Employment Contracts

Thomas H. Parker's executive compensation agreement is for a 2-year term commencing on March 1, 2007, and thereafter on a yearly basis, unless otherwise terminated on 30 days' notice. Mr. Parker's compensation is $150,000 for the initial year and $200,000 for the second year subject to adjustments for merit at the discretion of the Board. In addition, Mr. Parker was granted one million incentive stock options at an option price exercisable at $0.53 per share. Options to acquire 340,000 shares to vest immediately, options to acquire 330,000 shares to vest on March 31, 2008, and options to acquire 330,000 shares to vest on March 31, 2009. All of the options have a term of 5 years from the date of vesting. Upon termination by the Company without cause, Parker is entitled to 18 months' of his then current salary. There is a termination for cause provision. A change in control of the Company, to be defined in the agreement, triggers a lump sum payment to Mr. Parker equal to eighteen months' of his then current salary.

Christopher Dail's employment agreement is filed as an exhibit to this registration statement.

Other than the employment agreements with Thomas H. Parker and Christopher Dail, we are not a party to any contracts and have not entered into any plans or arrangements that require compensation to be paid to any of the Named Executive Officers or Directors in the event of:

   a.   resignation, retirement or any other termination of employment with us;

   b.   a change of control of our company; or

   c.   a change in the director, officer or employee responsibilities following a change of control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 500,000,000 shares of its common stock. As of July 18, 2007, there were 73,588,828 shares issued and outstanding held by approximately 438 shareholders of record. As of such date, there were 200,000 shares issuable pursuant to a restricted stock grant. There are no other conversion, preemptive, or other subscription rights or privileges with respect to any shares or shares underlying warrants.

All shares of common stock are equal to each other with respect to voting, liquidation, dividend, and other rights. Owners of shares are entitled to one vote for each share owned at any Shareholders' meeting. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore; and upon liquidation, are entitled to participate pro

rata in a distribution of assets available for such a distribution to Shareholders. The common stock of the Company does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer, or prevent a change.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock. The Preferred Stock is entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but un-issued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion have the power to determine the preferences, limitations, and relative rights of each series of Preferred Stock within the limits set forth in the Nevada Business Corporation Act. As of the date of this memorandum, no preferred stock has been issued.

Stock Option Plan

In June 2007, the Board of Directors adopted the 2007 Gold Crest Mines, Inc., Stock Plan (the "Plan"). The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the company's business. The Plan seeks to achieve these purposes by providing for awards in the form of restricted common stock or options granted under the plan (which may be incentive stock options ("ISO") or non-qualified stock options ("NQO"), as determined by the administrator at the time of grant).

In general, ISOs have favorable tax consequences to employees. Assuming that shares are purchased and held for the requisite period, employees will be taxed at the capital gain rates on sale of shares received under the plan. The time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares. The following is a list of some of the characteristics of ISO's:

- Eligible: only employees;
- Additional Limits: must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption;
- Exercise Price must be at least fair market value (110% of fair market value if employee owns more than 10% of corporation);
- Termination of Employment: exercise must be within 3 months of termination of employment;
- Option Term: cannot exceed 10 years (5 years if employee owns more than 10% of the corporation);
- Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant); and
- Holding: if stock is sold within 1 year of exercise of 2 years of date of grant, option will be taxed much like a NQO.

In addition to meeting the requirements of the Internal Revenue Code for the grant of incentive stock options, the stock option plan also meets the requirements of Rule 16(b)-3 of the Securities Exchange Act of 1934, as amended. Officers and directors of a corporation that has adopted an employee stock option plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option). Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

NQOs are taxed at ordinary income rates, plus employment taxes upon exercise. The taxes are always immediately due when the option is exercised under the Federal Tax Code for individuals. The following list contains some of the characteristic of NSO's:

- Eligible: employees and certain non-employees (e.g., consultants/advisors); and
- Exercise Price: can be more than, less than or equal to fair market value (although discounted options may have adverse accounting consequences).

The maximum number of shares available for issuance pursuant to the Plan adopted by the Company is currently set at 12,000,000 shares of which 4,000,000 may be granted as Incentive Stock Options. As of the date of this Registration Statement, there were 6,000,000 options issued pursuant to the Plan. The Plan will be submitted to the shareholders of the Company for approval at the next annual or special meeting of shareholders.

Name	Type of Grant	Price	Number of Shares	Vesting/term	Consideration
Frank Duval	Non-Qualified Stock Option	$0.53	1,500,000	June 19, 2007/5 yrs.	Services
Howard Crosby	Non-Qualified Stock Option	$0.53	2,000,000	June 19, 2007/5 yrs.	Services and LOC Guarantee
Terrence J. Dunne	Non-Qualified Stock Option	$0.53	1,500,000	June 19, 2007/5 yrs	Services and LOC Guarantee
Thomas H. Parker	Incentive Stock Option	$0.53	1,000,000	1. Options to acquire 340,000 shares to vest immediately. 2. Options to acquire 330,000 shares to vest on March 31, 2008. 3. Options to acquire 330,000 shares to vest on March 31, 2009. All of the above options to have a term of 5 years from date of vesting.	Employment as Executive Officer.

Transfer Agent

The Company utilizes the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as transfer agent and registrar for the Company.


PART II


ITEM 1.   MARKET PRICE OF COMMON EQUITY

The common stock is traded on the Pink Sheets under the symbol "GCMN." The following table shows the high and low bid prices for the common stock for each quarter since January 1, 2004. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2005:		
First Quarter	Not Quoted	Not Quoted
Second Quarter	Not Quoted	Not Quoted
Third Quarter	Not Quoted	Not Quoted
Fourth Quarter	Not Quoted	Not Quoted

2006:

First Quarter	$ 0.15	$ 0.035
Second Quarter	$ 0.35	$ 0.15
Third Quarter	$ 0.65	$ 0.35
Fourth Quarter	$ 0.63	$ 0.49

2007

First Quarter	$ 0.64	$ 0.40
Second Quarter	$ 0.63	$ 0.51

Holders

As of July 18, 2007, there were approximately 438 shareholders of record of the Company's common stock.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Managers in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such litigation.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

In August 2004, the Company offered and sold 1,500,000 Shares at a price of $0.01 per Share. Gross proceeds from the sale of the Shares were $15,000. There were no sales concessions paid directly or indirectly in connection with the offer and sale of the Shares. The offer and sale of the Shares was made through Section 4(2) exemption from registration under the Act. The sales were made only to three persons, each of whom was a director of the Company.

In November 2005, the Company offered and sold 1,800,000 shares of its common stock at a price of $.01 per share. The Company received gross proceeds of $18,000 from the sale of securities to 4 individuals. There were no sales concessions paid directly or indirectly in connection with the offer and sale of the Shares. The offer and sale of the Shares was made through Section 4(2) exemption from registration under the Act. The sales were made only to four persons, each of whom was a director of the Company.

In August 2006, the Company entered into a share exchange agreement with Niagara Mining and Development Company, Inc., an Idaho corporation. Pursuant to the terms of the agreement each of the thirty-seven million five hundred thousand (37,500,000) issued and outstanding shares of Niagara were exchanged for one share of the Company. At the time of the exchange Niagara had a total of ten shareholders, each of whom was an accredited investor. The shares were offered to the Niagara shareholders through a Section 4(2) exemption from registration under the Act.

In August 2006, the Board of Directors authorized the private placement of Shares of the Company's common stock at a price of $0.30 per Share. The Shares were offered and sold on a "Best Efforts" basis by the Company and certain sales agents. A total of 15,263,727 shares were sold to 140 accredited investors resulting in gross proceeds to the Company of $4,579,118. Sales agents received $370,412 in sales commissions. All proceeds raised from the sale of the Shares were immediately available to the Company.

During the nine-month period ended September 30, 2006, the Company borrowed $250,000 from a financing company to finance its operations. On September 13, 2006, the loan principal was repaid and interest expense and loan fees of $12,500 were paid through the issue of 41,667 shares of the Company's common stock ($0.30 per share).

The offer and sale of the Shares is being made through Section 4(2) and Rule 506 of Regulation D exemptions from registration Under the Act. Offers and sales is restricted to persons who are both accredited investors as defined in Rule 501 promulgated under the Act and have preexisting personal or business relationships with management of the Company or its sales agents.

Each of the certificates issued in connection with the above offerings contains restrictive language on its face and each certificate has a restrictive legend in substantially the following form:

> *"The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required."*

In May 2007, the Company completed a private placement of 3,666,667 shares of its common stock at a price of $0.30 per share. Gross proceeds from the offering were $1,100,000 and commissions of $25,500 were paid. The offering was made pursuant to a Regulation S exemption from registration. A total of eight non U.S. persons purchased shares in the offering in offshore transactions.

Each certificate issued in connection with the Regulation S offering contains restrictive language on its face and each certificate has a restrictive legend in substantially the following form:

> *"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, amended (the "Act"). The holder hereof, by purchasing such securities agrees for the benefit of the Company that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Company, (b) outside the United States in accordance with Rule 904 of Regulation S under the Act (c) pursuant to the exemption from the registration requirements under the Act provided by Rule 144 thereunder and in accordance with the applicable state securities laws or (d) in*

a transaction that does not require registration under the act or any applicable state laws and regulations covering the offer and sale of securities, and the holder has prior to such sale, furnished to the company an opinion of counsel reasonably satisfactory to the Company. Hedging transactions involving the Securities may not be conducted unless in compliance with the Act.

Delivery of this certificate may not constitute "good delivery" in settlement of transactions on stock exchanges in Canada. A new certificate, bearing no legend may be obtained from the registrar and transfer agent of the company upon delivery of this certificate and a duly executed declaration in a form satisfactory to the Company and its registrar and transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the Act."

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 6.   FINANCIAL STATEMENTS

GOLD CREST MINES, INC.

(An Exploration Stage Company)

Consolidated Balance Sheet at March 31, 2007

(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	3,425,652
Prepaid expenses and deposits		290,075
Total current assets		3,715,727
Note receivable		150,000
Equipment, net of $5,733 accumulated depreciation		82,397
Mineral properties		153,175
Total assets	$	4,101,299

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	85,720
Total current liabilities		85,720
Stockholders' equity:		
Preferred stock; no par value;		
10,000,000 shares authorized;		
none issued or outstanding		-
Common stock; $0.001 par value;		
500,000,000 shares authorized;		
72,348,828 shares issued and outstanding		72,349
Additional paid-in capital		6,391,513
Accumulated deficit		(2,448,283)
Total stockholders' equity		4,015,579
Total liabilities and stockholders' equity	$	4,101,299

\

The accompanying notes are an integral part of these financial statements.

GOLD CREST MINES, INC.
(An Exploration Stage Company)
Consolidated Statements of Operaations for the Three Month Period Ended March 31, 2007,
and from inception (January 11, 2005) to March 31, 2007
(Unaudited)

		Three Months Ended 3/31/07		From Inception 1/1/05 to 3/31/07
Operating expenses:				
Exploration expenditures	$	320,708	$	1,092,000
Legal and accounting expenses		52,232		128,517
Director fees		108,000		698,000
General and administrative		141,071		544,679
Operating expenses		622,011		2,463,196
Other (income):				
Interest		(18,831)		(14,913)
Total other (income)		(18,831)		(14,913)
Net loss	$	603,180	$	2,448,283
Net loss per common share	$	0.01	$	0.07
Weighted average number of shares outstanding – basic		69,079,315		34,478,016

The accompanying notes are an integral part of these financial statements.

GOLD CREST MINES, INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows for the Three Month Period Ended March 31, 2007,
and from inception (January 11, 2005) to March 31, 2007
(Unaudited)

	Three Months Ended 3/31/07	From Inception 1/11/05 to 3/31/07
Cash flows from operating activities:		
Net loss	$ (603,180)	$ (2,448,283)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	5,301	5,733
Share-based compensation	108,000	1,246,000
Interest paid with common shares	-	12,500
Change in assets and liabilities:		
Prepaid expenses and deposits	(246,093)	(290,075)
Accounts payable	48,286	85,719
Net cash used by operating activities	(687,686)	(1,388,406)
Cash flows from investing activities:		
Cash received in reverse merger (Note 1)		7,456
Note receivable issued	(150,000)	(150,000)
Purchase of mineral properties	(20,000)	(153,175)
Purchase of equipment	(48,887)	(88,130)
Net cash used by investing activities	(218,887)	(383,849)
Cash flows from financing activities:		
Sale of common stock, net of issuance costs	2,149,198	5,197,907
Net cash provided by financing activities	2,149,198	5,197,907
Net increase in cash	1,242,625	3,425,652
Cash at beginning of period	2,183,027	-
Cash at end of period	$ 3,425,652	$ 3,425,652

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Organization and Description of Business:

Gold Crest Mines, Inc. ("Gold Crest" and "the Company") is a Nevada corporation originally incorporated on August 20, 1968, as Silver Crest Mines, Inc., an Idaho corporation. Effective August 1, 2006, Gold Crest acquired 100% of the issued and outstanding shares of Niagara Mining and Development Co., ("Niagara"), an Idaho corporation formed on January 11, 2005, and its wholly-owned subsidiary, Kisa Gold Mining, Inc. ("Kisa"), an Alaskan corporation formed on July 28, 2006. This transaction has been treated as a reverse merger, effectively as if Niagara had issued shares for consideration equal to the net monetary assets of Gold Crest. Under reverse acquisition accounting, the consolidated financial statements of the entity are considered a continuation of the financial statements of Niagara, the accounting acquirer. There was no activity in Niagara for the three months ended March 31, 2006, and therefore there are no comparative statements for that period.

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the three month period ended March 31, 2007, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2. Consolidation of Subsidiaries

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include the Company's accounts and the accounts of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

3. Net Loss per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements for all entities with complex capital structures. Weighted average earnings per share include the effect of shares exchanged with the Company, as if the exchange had occurred at the beginning of the year. Basic EPS is computed as net income or loss divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At March 31, 2007, the Company had outstanding common stock equivalents, which were considered anti-dilutive, and only basic EPS is reported for the three months ended March 31, 2007, and from inception, January 11, 2005, to March 31, 2007.

4. Share-Based Compensation

In January 2007, the Company issued 200,000 common shares as share-based compensation to a newly appointed director, and valued the shares at market price on the date of grant, which was $0.54 per share. This amounted to director fee share-based compensation of $108,000 during the three months ended March 31, 2007.

5.   Note Receivable

On January 11, 2007, the Company advanced Diamond Drilling Consultants Con Ag., Inc. ("Diamond Drilling") $150,000 of a $200,000 secured promissory note to secure the construction of a drilling rig for use by the Company. The additional $50,000 will be advanced when the drilling rig construction is complete. Interest will accrue at six percent (6%) per annum, starting June 15, 2007, until paid. This note, including principal and interest, is payable in full on or before January 15, 2009, or at the termination of the drilling contract between the parties, whichever shall occur first. In consideration for the Company providing this note, the Company shall have exclusive use of the drilling rig for two calendar years, which will also serve as collateral for the loan. Upon successful completion of the contractual obligations of the loan, the Company agrees to grant Diamond Drilling a forty percent (40%) reduction in the amount of principle and accrued interest payable.

6.   New Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 ("FIN No. 48") "Accounting for Uncertainty in Income Taxes." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 "Accounting for Income Taxes," prescribing a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company adopted FIN No. 48 using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2007. There was no impact on the financial statements as of and for the three months ended March 31, 2007 as a result of the adoption of FIN No. 48. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FIN No. 48.

In February 2007, the FASB issued SFAS no. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which will permit entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains on items for which the fair value option has been elected are to be reported in earnings. SFAS 159 will become effective in our 2008 financial statements. We have not yet determined the effect that adoption of SFAS 159 may have on our results of operations or financial position.

In September 2006, the FASB issued SFAS no. 157, "Fair Value Measurements, (SFAS 157), which will become effective in our 2008 financial statements. SFAS 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements, but does not require any new fair value measurements. We have not yet determined the effect that adoption of SFAS 157 may have on our results of operations or financial position.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation
The Company intends to engage in exploration work on its Kisa group of claims in Alaska. The work program for the next 12 months includes airborne aeromagnetic and electromagnetic surveys, geologic mapping, soil, stream sediment and rock chip sampling, ground geophysical surveys and diamond drill testing of three prospects on Kisa claim group.

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion this registration it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

The Company does not anticipate a significant change in the number of employees during the next 12 months. The Company intends to rely upon the use of outside consultants to provide services to the Company. These

plans could change depending upon the timing and nature of any additional acquisitions of mineral exploration properties (none of which are under consideration at this time). During the next 12 months, the Company expects to be able to satisfy its cash requirements, and does not foresee the need to raise additional capital during this period to execute its current exploration program.

Off-Balance Sheet Arrangements

There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our President evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10QSB. Based on this evaluation, he concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There has been no change in our internal control over financial reporting during the three month period ended March 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



Micheal A. DeCoria, CPA
Jeffrey R. Maichel, CPA
David W. Teague, CPA
P | 509.535.3503   F | 509.535.9391
1105 W. Francis, Suite A
Spokane, Washington 99205
www.dm-t.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Gold Crest Mines, Inc.

We have audited the accompanying consolidated balance sheet of Gold Crest Mines, Inc. (*An Exploration Stage Company*) ("the Company") as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended and from inception (January 11, 2005) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Crest Mines, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended and from inception (January 11, 2005) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

De Coria, Maichel & Teague

Spokane, Washington
April 27, 2007

GOLD CREST MINES, INC.
(An Exploration Stage Company)
Consolidated Balance Sheet
December 31, 2006

ASSETS

Current assets:

Cash and cash equivalents	$	2,183,027
Prepaid expenses		43,982
Total current assets		2,227,009
Equipment, net of accumulated depreciation of $432		38,810
Mineral properties		133,175
Total assets	$	2,398,994

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$	37,434
Total current liabilities		37,434

Commitments & contingences

Stockholders' equity:

Preferred stock, no par value; 10,000,000 shares authorized, none outstanding		-
Common stock, $0.001 par value; 500,000,000 shares authorized; 64,738,829 shares issued and outstanding		64,739
Additional paid-in capital		4,141,924
Deficit accumulated during the exploration stage		(1,845,103)
Total stockholders' equity		2,361,560
Total liabilities and stockholders' equity	$	2,398,994

The accompanying notes are an integral part of these consolidated financial statements.

GOLD CREST MINES, INC.
(An Exploration Stage Company)
Consolidated Statement of Operations
For the Year Ended December 31, 2006,
and from inception (January 11, 2005) to December 31, 2006

Operating expenses:		
Exploration expenditures	$	771,292
Legal and accounting expenses		76,285
Director fees		590,000
General and administrative expenses		403,608
Total operating expenses		1,841,185
Other (income) expenses:		
Interest income		(10,855)
Interest expense		14,773
Total other (income) expenses		3,918
Net loss	$	1,845,103
Net loss per common share – basic and diluted	$	0.07
Weighted average common shares outstanding – basic and diluted		26,040,987

The accompanying notes are an integral part of these consolidated financial statements.

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2006 and from inception (January 11, 2005) to December 31, 2006

	Common Stock			Deficit Accumulated During the Exploration Stage	Total
	Issued Shares	Amount	Additional Paid in Capital		
Balances, January 11, 2005 and December 31, 2005	- $	- $	- $	- $	-
Common stock issued for:					
Cash, pre-merger	37,500,000	37,500	112,500		150,000
In connection with					
reverse merger (Note 1)	14,600,100	14,600	(7,144)		7,456
Cash, post-merger	10,797,062	10,797	2,887,910		2,898,707
Interest	41,667	42	12,458		12,500
Share-based compensation	1,800,000	1,800	1,064,200		1,066,000
Stock options granted			72,000		72,000
Net loss				(1,845,103)	(1,845,103)
Balances, December 31, 2006	64,738,829 $	64,739 $	4,141,924 $	(1,845,103) $	2,361,560

The accompanying notes are an integral part of these consolidated financial statements.

GOLD CREST MINES, INC.
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2006 and
from inception (January 11, 2005) to December 31, 2006

Cash flows from operating activities:		
Net loss	$	(1,845,103)
Adjustments to reconcile net loss to net cash		
Used for operating activities:		
Depreciation		432
Share-based compensation		1,138,000
Interest expense paid with common shares		12,500
Change in assets and liabilities:		
Accounts payable		37,434
Prepaid expenses		(43,982)
Net cash used by operating activities		(700,719)
Cash flows from investing activities:		
Purchase of mineral claims		(133,175)
Cash received in reverse merger (Note 1)		7,456
Purchase of equipment		(39,242)
Net cash used by investing activities		(164,961)
Cash flows from financing activities		
Proceeds from borrowings		300,000
Repayments on borrowings		(300,000)
Sale of common stock, net of issuance costs		3,048,707
Net cash provided by investing activities		3,048,707
Net change in cash		2,183,027
Cash - beginning of period		0
Cash - end of period	$	2,183,027
Supplemental cash flow disclosure:		
Interest paid in cash	$	2,273

The accompanying notes are an integral part of these consolidated financial statements.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

1.   Organization and Description of Business

Gold Crest Mines, Inc. ("Gold Crest" and "the Company") is a Nevada corporation originally incorporated on August 20, 1968, as Silver Crest Mines, Inc., an Idaho corporation. Effective August 1, 2006, Gold Crest acquired 100% of the issued and outstanding shares of Niagara Mining and Development Co., ("Niagara"), an Idaho corporation formed on January 11, 2005, and its wholly-owned subsidiary, Kisa Gold Mining, Inc. ("Kisa"), an Alaskan corporation formed on July 28, 2006. This transaction has been treated as a reverse merger effectively as if Niagara had issued shares for consideration equal to the net monetary assets of Gold Crest.   Gold Crest's sole asset on the merger date was cash of $7,456, which was accounted for as being acquired by Niagara in exchange for 14,600,100 common shares of Niagara. Niagara's sole asset on the merger date was cash of $150,000. Neither company had liabilities on the date of the merger.

Under reverse acquisition accounting, the consolidated financial statements of the entity are considered a continuation of the financial statements of Niagara, the accounting acquirer.

2.   Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Consolidation of Subsidiaries
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include the Company's accounts and the accounts of wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Development Stage Enterprise
The Company's financial statements are prepared pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mining interests that will eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in major commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the development stage. Mining companies subject to SFAS No. 7 are required to label their financial statements as an "Exploratory Stage Company," pursuant to guidance provided by SEC Guide 7 for Mining Companies.

Niagara was incorporated on January 11, 2005, but had no activity until July 19, 2006, when shares of common stock were issued for cash.   Therefore, the historical financial statements presented are for the year ended December 31, 2006, and for the period from inception (January 11, 2005) through December 31, 2006.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

2.   Summary of Significant Accounting Policies, continued:

Cash and Cash Equivalents
Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents. The Company deposits its cash and cash equivalents in high quality financial institutions.

Use of Estimates
In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes
The Company accounts for income taxes using the liability method. Under this method, deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes will be actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets, if there is uncertainty regarding their realization.

Property, Plant and Equipment
Property, plant and equipment is carried at cost and depreciated using the straight line method over their estimated useful lives. Maintenance and repairs are charged to operations as incurred. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Mineral Properties
Significant payments related to the acquisition of mineral properties, mineral rights, and mineral leases are capitalized.

If a commercially mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method based on proven and probable reserves. If no commercially mineable ore body is discovered, or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

Mine Exploration and Development Costs
The Company records exploration costs as such in the period they occur. Mine development costs are capitalized after proven and probable reserves have been identified. Amortization is calculated using the units-of-production method over the expected life of the operation based on the estimated recoverable mineral ounces.

2.   Summary of Significant Accounting Policies, continued:

Property Evaluations
Management of the Company will periodically review the net carrying value of its properties on a property-by-property basis. These reviews will consider the net realizable value of each property to determine whether a permanent impairment in value has occurred and the need for any asset write-down. An impairment loss will be recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss will be based on the estimated fair value of the asset if the asset is expected to be held and used.

Although management will make its best estimate of the factors that affect net realizable value based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its assets, and necessitate asset impairment write-downs.

Reclamation and Remediation Costs (Asset Retirement Obligations)
The Company had no operating properties at December 31, 2006, but the Company's mineral properties will be subject to standards for mine reclamation that are established by various governmental agencies. For these non-operating properties, the Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Costs of future expenditures for environmental remediation are not discounted to their present value. Such costs are based on management's current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations.

It is reasonably possible that due to uncertainties associated with defining the nature and extent of environmental contamination, application of laws and regulations by regulatory authorities, and changes in remediation technology, the ultimate cost of remediation and reclamation could change in the future. The Company continually reviews its accrued liabilities for such remediation and reclamation costs as evidence becomes available indicating that its remediation and reclamation liability has changed.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the associated long-lived assets and depreciated over the lives of the assets on a units-of-production basis. Reclamation costs are accreted over the life of the related assets and are adjusted for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate on the underlying obligation.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

2.   Summary of Significant Accounting Policies, continued:

Net Loss Per Share
Basic loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding, and does not include the impact of any potentially dilutive common stock equivalents. Common stock equivalents are excluded from the calculations when their effect is anti-dilutive. At December 31, 2006, common stock equivalents consist of outstanding stock options for 200,000 shares of common stock,

Share-Based Compensation
The Company applies Statement of Financial Accounting Standards ("SFAS") No. 123 "Share-Based Payments" ("SFAS No. 123(R)") to share-based compensation, which requires the measurement of the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Compensation cost is recognized when the event occurs. The Black-Scholes option-pricing model is used to estimate the fair value of options granted.

Fair Values of Financial Instruments
The carrying amounts of financial instruments including cash and cash equivalents, and accounts payable approximated their fair values as of December 31, 2006.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company's fiscal year 2008. The Company is currently evaluating the impact of adopting SFAS 157.

In July 2006, the FASB issued FASB interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109." Fin 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective beginning in fiscal 2007. Management believes the adoption of FIN 48 will have no immediate impact on the Company's financial condition or results of operations.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

2.   Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements, continued:

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, and Amendment of FASB No. 133 and 140" (SFAS 155), which establishes the accounting for certain derivatives embedded in other instruments. It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative, that otherwise would require bifurcation under SFAS No. 133, as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity ("SPE") may hold under SFAS No. 140. This statement allows a public entity to irrevocably elect to initially, and subsequently, measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement. SFAS No. 140 previously prohibited a qualifying special-purpose beneficial interest, other than another derivative financial instrument. The statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the potential impact of this statement on the financial statements and at this time does not anticipate a material effect.

3.   Mineral Properties

The Company's mineral properties consist of various mining claims in Alaska and Idaho. During late 2006, the Company acquired mining claims in southwestern Alaska covering a total of approximately 22,500 acres of State of Alaska owned lands in 5 claim groups including the Kisa, GL, Ako, Little Swift, and Gossan Valley within the Kuskokwim Mineral Belt. In addition, the Company acquired rights to 8,640 acres under a lease/option to purchase agreement with Greatland Exploration on the Seward Peninsula in northwest Alaska. In central Idaho, the Company controls approximately 180 unpatented federal mining claims in the Stibnite District covering approximately 8,400 acres.

The Company is required to perform certain work commitments and pay annual assessments to the States of Alaska and Idaho to hold these claims in good standing (see Note 7).

4.   Income Taxes

At December 31, 2006, the Company had no income tax provision, as it had no taxable income for the period then ended.   Deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Certain expense items may be recognized in one period for financial statement purposes, and in a different period for tax purposes. The tax effects of such differences are reported as deferred income taxes.   At December 31, 2006, deferred tax differences consist primarily of stock based compensation-related expense.

Deferred tax assets have two components of stock based compensation and net operating loss carryforward. As management of the Company cannot determine if it is more likely than not that the Company will realize the benefit of its deferred tax assets, a valuation allowance equal to the net deferred tax assets at December 31, 2006, has been recorded.   At December 31, 2006, the Company had unexpired regular tax net operating loss carryforwards of approximately $1,800,000, which expire in 2026.

5.   Stockholders' Equity

The Company's authorized capital consists of 500,000,000 shares of $0.001 par value common stock, and 10,000,000 authorized shares of preferred stock, with no par value.

Cash Received for Common Stock
In July and August 2006, prior to the merger discussed in Note 1, the Company received $150,000 from the sale of 37,500,000 shares of common stock, at $.004 per share, to officers, directors, a consultant who is a significant shareholder, a company of which the president is a director of Gold Crest, and various other individuals and companies.

In August 2006, subsequent to the merger discussed in Note 1, the Company authorized the private placement of common shares at a price of $0.30 per share. Through December 31, 2006, the Company had sold 10,797,062 shares to 122 accredited investors, resulting in gross proceeds to the Company of $3,239,119. Sales agents received $320,912 in commissions, and $19,500 in legal fees was capitalized in conjunction with the offering.

Interest Paid in Common Shares
During 2006, the Company borrowed $250,000 from a financing company to finance ongoing operations. In September 2006, the loan principal was repaid in cash, and interest and loan fees amounting to $12,500 were paid through the issuance of 41,667 shares of the Company's common stock at a value of $0.30 per share in accordance with the financing agreement.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

5.   Stockholders' Equity, continued:

Share-Based Compensation

During 2006, the Company issued 1,800,000 common shares as share-based compensation to directors, officers, and other individuals, and valued the shares at market prices on the dates of grant, which varied between $0.59 and $0.63 per share. These issuances included 200,000 common shares issued to Terrence Dunne for his services as Chief Financial Officer, and for providing administrative services and office space to the Company during the year ended December 31, 2006. These shares were valued at $0.59 per share, for a total value of $118,000. Subsequent to December 31, 2006, the Company leased separate office space and hired administrative staff.

Nonstatutory stock options outstanding at December 31, 2006, were as follows:

Vested At 12/31/06	Weighted Average Exercise Prices	Number Outstanding and Exercisable at 12/31/06	Options Outstanding and Exercisable Weighted Average Remaining Contractual Life	Fair Value of Options at Date of Grant
No	$ 0.30	200,000	3 years	$ 72,000

The fair value of the options at the date of grant was included in compensation cost for the year ended December 31, 2006, and the Black-Sholes option pricing model was used to estimate fair value using the following assumptions: Dividend yield=0, Risk-free interest rate=4.66%, Expected stock price volatility=51.49%. We estimate expected volatility using the average of the last 19 weeks market closing prices of the Company. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues over the equivalent lives of the options. We have not paid dividends on common shares and do not anticipate paying them in the foreseeable future; therefore, no assumption of dividend payment is made in the model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, particularly for the expected stock price volatility.

Share-Based Compensation, continued:

During the year ended December 31, 2006, the Company recognized $72,000 of stock based compensation expense as a component of general and administrative expense.   The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2006, was $38,000 based on the closing stock price of $0.49 per common share at December 29, 2006.

6.   Related Party Transactions

The Company paid various expenses amounting to $3,688 for the benefit of Frank Duval, a significant shareholder, as payment for professional services rendered to the Company during the year ended December 31, 2006. In addition, the Company issued 400,000 shares of unregistered common shares to Mr. Duval, valued at $0.59 per share, for a total value of $236,000, as payment for geological exploration services. In addition, Note 5-Cash Received for Common Stock, should be read in conjunction with the above related party transactions.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

7.   Commitments and Contingencies

Mineral Property Commitments

In Alaska, land holdings consist of State Mining Claims and Prospecting Sites totaling approximately 31,140 acres of land. The holdings are in good standing until September 1, 2007, at which time the Company will need to have completed $66,700 of work on the claims and pay annual rental amounting to $66,700 to the State of Alaska. Included in the 31,140 acres of land, the Company's wholly-owned subsidiary, Kisa Gold Mining, Inc., has a lease and option agreement dated January 30, 2007, with Greatland Exploration on 8,640 acres, known as the Kelly Creek claims, in the Cape Nome Recording District in Alaska. The Company is required to pay $35,000 to Greatland Exploration by September 1, 2007, to hold the claims for another year. This amounts to a total commitment of $168,400, plus filing fees, to hold the Alaska claims for another year.

In Idaho, properties are all unpatented lode mining and mill site claims on federally-owned public lands administered by the Payette and Boise National Forests. Mill site claims do not require annual assessment work, but due require annual maintenance payments to DOI Bureau Land Management. The holdings are in good standing until September 1, 2007, but will require approximately $33,000, plus filing fees, at that time to hold the Idaho properties for an additional year.

Environmental Matters

A predecessor entity to the Company owned mineral property interests on certain public and private lands in Idaho and Montana. Holdings included lands in mining districts designated as "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The properties were, and are, subject to a variety of federal and state regulations governing land use and environmental matters. A consultant reviewed the potential environmental impact of the prior mineral exploration and development activities, believes there was substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. Management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its prior activities in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

PART III

ITEM 1.   INDEX TO EXHIBITS.

Exhibit Number	Description of Document
3.1*	Articles of Incorporation for Silver Crest Mines, Inc. 9/11/1968
3.2*	Articles of Merger of Domestic Corporations into Silver Crest Mines, Inc. 12/20/1982
3.3*	Articles of Incorporation of Silver Crest Resources, Inc. 1/28/2003
3.4*	Articles of Merger between Silver Crest Mines, Inc. into Silver Crest Resources, Inc. as filed in Nevada on 6/11/2003
3.5*	Articles of Merger between Silver Crest Mines, Inc. into Silver Crest Resources, Inc. as filed in Idaho on 6/11/2003
3.6*	Articles of Exchange of Niagara Mining and Development Company, Inc., and Silver Crest Resources, Inc. as filed in Nevada on 8/4/2006
3.7*	Articles of Exchange of Niagara Mining and Development Company, Inc., and Silver Crest Resources, Inc. as filed in Idaho on 8/4/2006
3.8*	Certificate of Amendment to Articles of Incorporation for a Nevada Corporation 8/14/2006
3.9*	Articles of Incorporation for Kisa Gold Mining, Inc. 7/28/2006
3.10*	Articles of Incorporation for Niagara Mining and Development Company, Inc. 1/11/2005
10*	Employment Contract of Chris Dail executed 8/21/2006
10a	Employment Contract of Thomas H. Parker
21*	Subsidiaries of the Issuer
99	Gold Crest Mines, Inc., 2007 Stock Plan

* As previously filed on January 8, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 18th day of July, 2007.

GOLD CREST MINES, INC.

/s/ Thomas H. Parker

By: _____

Thomas H. Parker, President and CEO

Exhibit 10a

EXECUTIVE COMPENSATION AGREEMENT

THIS AGREEMENT is made effective the 1st day of March, 2007 ("Effective Date"), by and between GOLD CREST MINES, INC., a Nevada corporation, whose address is 10807 East Montgomery Avenue, Suite 1, Spokane, Washington 99206 (the "Company"), and THOMAS H. PARKER, whose address is 191 Somerset Drive, Kalispell, Montana 59901 ("Parker").

RECITALS

The Company desires to employ the unique experience, ability, and services of Parker.

Parker agrees to be so employed, pursuant to the terms and conditions set forth in this Agreement.

In the judgment of the Board of Directors of the Company (the "Directors"), it is of material value to the Company to settle the terms of the employment of Parker, and is of value to Parker that his responsibilities, remuneration and other benefits be determined as hereinafter provided.

The terms, conditions and undertakings of this Agreement were submitted to and duly approved and authorized by the Company's Board of Directors.

IT IS, THEREFORE, AGREED:

1. **Employment.**

   Executive Employment and Term. The Company employs Parker and Parker accepts employment as the Company's President and Chief Executive Officer ("Executive Employment") from the Effective Date of this Agreement until March 1, 2008 and thereafter on a yearly basis, unless otherwise terminated by either party on thirty (30) days prior written notice.

2. **Duties.**

   (a) During the initial year of Executive Employment, Parker shall devote three-quarters time to such employment. Subsequent to the initial year of Executive Employment Parker shall be employed on a full time basis. If elected, he shall serve as a Director of the Company and any of its subsidiaries and affiliates, and shall perform duties customarily incident to such offices and other duties the Board of Directors may from time to time assign to him. During the initial year of Executive Employment, Parker shall advise and inform the Company through its Chairman and Board of

1

Directors, of any work or consultations undertaken on behalf of any other company or entity.

(b) During the period of Executive Employment, Parker shall provide such additional services as set forth below.

- Create a culture that demands safety, communication, team work, integrity and commitment to successful growth.

- Focus the Company's efforts on gold exploration and production, but explore and communicate other attractive mining opportunities to the Board of Directors, with particular emphasis on current or near-term positive cash flow.

- Negotiate for an acceptable Agreement with Vista Gold for control of the Yellow Pine Project.

- Develop and execute effective exploration programs for the Company's existing properties in Alaska and Idaho as well as other properties that may be acquired.

- Create development schedules for existing properties recognizing the need for additional property and regional exploration, environmental baseline studies and permitting, mine planning, metallurgical testing and flowsheet development, various levels of feasibility studies, financing, etc.

- Assess the likely environmental issues and begin at once to design and implement programs to facilitate gaining all permits.

- Create and implement effective systems for budgets, financial analysis, internal and external reporting, investor relations and personnel.

- Develop annual expense, capital and manpower budgets.

- Prepare financing plans consistent with the development schedules.

- Promote the Company through presentations to potential investors and existing shareholders, trade shows, industry contacts, etc.

3. **Compensation.**

(a) **Executive Employment**. The Company agrees to pay Parker and Parker agrees to accept as remuneration for services hereunder an annual salary in the amount of $150,000 for the first year of the Executive Compensation

Agreement, and $200,000 for each year thereafter, subject to adjustment for merit as determined and at the discretion of the Board of Directors, or any committee having such authority, payable by equal monthly installments, exclusive of any other benefits referred to herein. In the event of Parker's termination of Executive Employment for any reason except for Cause, as defined in Paragraph 8, the Company shall pay Parker an amount equal to eighteen (18) months of his then current salary. For greater certainty, annual salary as referred to herein shall not include any other payments such as bonuses, share options, benefits, etc.

(b) **Stock Options.** The Company agrees to offer Parker one million qualified stock options for the shares of the Company's stock at an option price exercisable at $0.53 per share. Said stock options shall be exercisable in accordance with the terms of that certain Stock Plan and Stock Option/Grant Agreement executed by and between Parker and the Company, a copy of which is attached hereto and by this reference incorporated herein.

(c) **Expense Reimbursement.** The Company agrees to reimburse Parker for any additional reasonable and necessary expenses incurred by Parker in carrying out his duties under this Agreement that are consistent with the Company's purpose, plans and budgets. Reimbursement for business expenses shall include mileage at established government rates for personal vehicle use and reimbursement for living expenses while in Spokane, Washington, as well as 75% of communication expenses from Parker's home office. Parker shall present to Company an itemized account of such expenses in any form required by the Company.

(d) **Bonus.** The Company may, but shall not be required to pay Parker an annual performance bonus. The amount of any annual performance bonus to be paid to Parker shall be determined at the absolute discretion of the Board of Directors.

4. **Death.**

If Parker dies during the term of this Agreement, the Company will pay to the beneficiary to be designated in writing by Parker at the time of the execution of this Agreement, or any subsequent beneficiary designated in writing by Parker at a later date, compensation in an amount equal to three (3) months of Parker's then current annual salary at the date of death. If no beneficiary shall be named in writing by Parker, then and in that event, the entire amount shall be paid to Parker's estate.

5.   Disability.

If Parker becomes disabled during the term of the Executive Employment Agreement, all compensation due him as provided for in Paragraph 3 of this Agreement shall continue under the same terms and at the same rates as existed on the date of such disability. If such disability continues for a period of two (2) consecutive months or ninety (90) days in any twelve (12) consecutive month period, the Company, at its option, may thereafter, upon thirty (30) days' written notice to Parker, terminate Parker. In the event of termination because of disability, Parker shall be entitled to an amount equal to six (6) months of his then current annual salary. If Parker receives disability payments from any insurance policies, the Company's payment to Parker shall be reduced by the amount of disability payments received by him under any such insurance policy or policies.

6.   Employee Benefits.

Except as set forth below, Parker may be a participant in all of the Company's benefits now or hereafter in effect including dental plan, vision plan, 401K plan, retirement plan, disability plan, and any and all other plans that may be made available to employees and in accordance with the terms of each plan.

Parker shall not be entitled to any benefits under any medical plan established by the Company.

Parker shall be entitled to annual vacations in a manner commensurate with his status as the Company's Chief Executive Officer, to be consistent with Gold Crest's vacation policy for executives times three-quarters (x .75).

7.   Termination.

> **(a)**   Parker may terminate this Agreement without cause by giving the Company at least thirty (30) days' written notice. Any monies owed by the Company to Parker up to the date of termination shall be paid by the Company to Parker and Parker shall not be entitled to any additional compensation from the Company.

> **(b)**   The Company may terminate this Executive Employment Agreement without cause on thirty (30) days' written notice, in which event the Company shall be obligated to pay Parker in accordance with Paragraph 3(a) above.

> **(c)**   The Company may terminate Parker at any time for cause. For purposes of this Agreement, "Cause" shall mean termination by the Company of Parker due to: (i) Parker engaging in illegal conduct including fraud or embezzlement; (ii) Parker being convicted of a felony; (iii) Parker's dishonesty, neglect of duty, non-compliance with federal, state or local

law; (iv) Parker's noncompliance with Company policies and procedures; and (v) Parker's willful breach of his duties to the Company. In the event of termination for cause, Parker shall not be entitled to any additional compensation from the Company.

(d) If Parker is terminated and there is a "change in control" of the Company at the time of termination, Parker will receive a lump sum cash payment in an amount equal to eighteen (18) months of annual salary in effect at the time of termination. For purposes of this Agreement, the term "change in control" is defined to include: (i) a tender offer or exchange offer made and consummated for ownership of Company stock representing 50% or more of the combined voting power of the Company's outstanding securities; (ii) the sale or transfer of substantially all of the Company's assets to another corporation which is not a wholly-owned subsidiary of the Company; (iii) any merger or consolidation of the Company with another corporation, where less than 50% of the outstanding voting shares of the surviving or resulting corporation are owned in the aggregate by the Company's former stockholders; or (iv) any tender offer, exchange offer, merger, sale of assets and/or contested election which results in a total change in the composition of the Company's board of directors.

(e) On the termination of Executive Employment for any reason Parker agrees to deliver to the Company all documents, financial statements, records, plans, drawings and papers of every nature, in any way relating to the affairs of the Company and its subsidiaries or affiliated companies which may be in his possession or under his control.

(f) Upon termination of Executive Employment other than for cause, stock options granted to Parker under the Company's Stock Option Plan shall vest.

8. Confidential Information.

(a) Knowledge of Confidential Information. Parker acknowledges that during the course of employment, he may be placed in a position of trust and confidence, and/or may learn, develop, create and have access to Confidential Information belonging to the Company and the Company's related businesses, other companies and individuals with which the Company carries on business, and/or its clients.

(b) Definition of Confidential Information. "Confidential Information" consists of any and all information disclosed, acquired or known to Parker as a result of employment, including any other information gathered or developed and relating to the business of the Company. "Confidential Information" includes, without limitation, all documents pertaining to the

Company's business including trade secrets, financial information, proposals, customer lists, client lists, customer identities, client identities, as all other information, written, oral, graphic or computerized about the Company's business, its clients and/or its suppliers.

(c)   **Non-Disclosure of Confidential Information.** Parker agrees that he shall hold all Confidential Information in trust and confidence for the Company both during the term of employment and for a period of eighteen (18) months following termination of employment, and except as Parker may be authorized by the Company in writing, Parker shall not publish or disclose to any person or entity, or use in any manner, such Confidential Information.

If Parker, or anyone to whom Parker disclosed Confidential Information in accordance with the terms hereof, becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, investigative demand or similar process) to disclose any of the Confidential Information, Parker will provide the Company with prompt written notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If such protective order or other remedy is not obtained, or the Company waives compliance with the provisions of this Agreement, Parker will furnish only that portion of the Confidential Information which it is legally required to disclose and will exercise Parker's best efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information.

9.   Binding Effect.

This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, including, without limitation, any person, partnership, company or corporation which may acquire substantially all of the Company's assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined. In addition this Agreement shall inure to the benefit of and be binding upon Parker, his heirs, distributees and personal representatives.

10.   Survival.

The obligations of this Agreement shall survive termination of employment. Parker agrees that a violation or threatened violation of any of the provisions of this Agreement shall cause the Company immediate and irreparable harm and that, in such event, an injunction restraining Parker from such violation or threatened violation may be entered in addition to any other relief available to the Company. Parker waives any right he may have to assert in any such proceeding that the Company has an adequate remedy at law.

11.   Waiver.

The failure of either party to insist in any one or more instances on performance of any term or condition of this Agreement shall not be construed a waiver of its future performance. The obligations of either party with respect to such term, covenant or condition shall continue in full force and effect.

12.   Severability.

If any part of this Agreement shall be adjudicated to be invalid or unenforceable, as to duration or otherwise, then such part shall be deemed deleted from the Agreement or amended, as the case may be, in order to render the remainder of the Agreement valid and enforceable.

13.   Titles and Captions.

All section and paragraph titles and captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the construction or interpretation of this Agreement.

14.   Assignment.

Parker consents in advance to the Company's right to assign this Agreement to any successor in interest that expressly assumes the Company's obligations hereunder in writing. Parker may not assign his rights and obligations under this Agreement.

15.   Notices.

Any notice given hereunder shall be in writing and delivered or mailed by registered or certified mail, return receipt requested:

(a)	**<u>To the Company</u>**:	Gold Crest Mines, Inc.
		Attention: Terrence J. Dunne
		601 West Main Avenue, Suite 1017
		Spokane, WA 99201
(b)	**<u>To Parker:</u>**	Mr. Thomas H. Parker
		191 Somerset Drive
		Kalispell, MT 59901

Either party may, by notice as provided above, designate a different address. Any such notice shall be effective on the date of receipt.

16.   **Arbitration.**

If the parties should disagree as to any matter under this Agreement, the dispute shall be settled by arbitration in Spokane, Washington, and pursuant to the rules and regulations of, the American Arbitration Association. The decision of the American Arbitration Association shall be final and binding and may be enforced in any court in the state in which the arbitration proceedings are held. The prevailing party in such arbitration shall be entitled to recover reasonable attorney fees and costs incurred in connection with such arbitration and the entry and enforcement of any subsequent judgment.

17.   **Entire Agreement.**

This Agreement cannot be amended, modified or supplemented in any respect except by a subsequent written agreement entered into by both parties.

18.   **Governing Law.**

This Agreement shall be construed in accordance with and governed by the laws of the State of Washington. Venue to enforce any action arising from this Agreement or relating to Parker's employment shall lie in Spokane County, Washington.

19.   **Counterparts.**

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

GOLD CREST MINES, INC.

By: /S/ Terrence J. Dunne   /S/ Thomas H. Parker
      TERRENCE J. DUNNE, Treasurer   THOMAS H. PARKER

GOLD CREST MINES, INC.
2007 STOCK PLAN
STOCK OPTION AGREEMENT
ISO NO. 1

I.   NOTICE OF STOCK OPTION GRANT.

Name: Thomas S. Parker

Address: 3714 South Sommer Road
            Veradale, WA 99027

The undersigned Optionee has been granted an Option to purchase Common Stock of the Company, subject to the terms and conditions of this Option Agreement, as follows:

Date of Grant: June 19, 2007

Vesting Commencement: June 19, 2007

Vesting Terms: 340,000 shares vest immediately; 330,000 shares vests on March 31, 2008; 330,000 shares vest on March 31, 2009

Exercise Price per Share: $0.53

Total Number of Options Granted: 1,000,000

Total Exercise Price: $530,000.00

Type of Option: _X_   Incentive Stock Option
                        ___   Nonstatutory Stock Option

Term/Expiration Date: Five years from date of vesting/June 19, 2012 (330,000 shares); June 19, 2013 (330,000 shares); & June 19, 2014 (330,000 shares).

VESTING SCHEDULE:

Notwithstanding the foregoing, following an assumption or substitution in connection with a Change in Control, if an Optionee's status as a Service Provider of the Company or the successor corporation is terminated by the Company or successor corporation as a result of an "Involuntary Termination" (as defined below), the Optionee shall fully vest in and have the right to exercise the Option as to all of the Optioned Stock, including Shares as to which Optionee would not otherwise be vested or exercisable.

For this purpose, "Involuntary Termination" means, without Optionee's express written consent: (i) a significant reduction of Optionee's duties, position or responsibilities relative to Optionee's duties, position or responsibilities in effect immediately prior to the Change in Control; (ii) a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to Optionee immediately prior to the Change in Control; (iii) a material reduction by the Company of Optionee's base salary as in effect immediately prior to the Change in Control; (iv) a material reduction by the Company in the kind or level of employee benefits to which Optionee is entitled immediately prior to the Change in Control with the result that Optionee's overall benefits package is significantly reduced (unless reductions comparable

in amount and duration are concurrently made for all other employees of the Company with responsibilities, organizational level, and title comparable to the Optionee); (v) the relocation of Optionee to a facility or a location more than fifty (50) miles from his location before the Change in Control; or (vi) any purported termination of Optionee other than for "Cause" (as defined in Optionee's Employment Agreement).

TERMINATION PERIOD:

This Option shall be exercisable for six months after Optionee ceases to be a Service Provider. Upon Optionee's death or Disability, this Option may be exercised for one year after Optionee ceases to be a Service Provider. In no event may Optionee exercise this Option after the Term/Expiration Date as provided above.

II. AGREEMENT

1. Grant of Option. The Directors of the Company hereby grant to the Optionee named in the Notice of Grant (the "Optionee"), an option (the "Option") to purchase the number of Shares set forth in the Notice of Grant, at the exercise price per Share set forth in the Notice of Grant (the "Exercise Price"), and subject to the terms and conditions of the Plan, which is incorporated herein by reference.

2. Exercise of Option.

(a) Right to Exercise. This Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice of Grant and with the applicable provisions of the Plan and this Option Agreement.

(b) Method of Exercise. This Option shall be exercisable by delivery of an exercise notice in the form attached as Exhibit "A" (the "Exercise Notice") which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be signed by the Optionee and accompanied by payment of the aggregate Exercise Price as to all Exercised Shares. The Exercise Notice must be delivered in person, by certified or registered mail, return receipt requested, by confirmed facsimile transmission, or by such other means as the Company may permit, to the Chief Financial Officer of the Company, or other authorized representative of the Company. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price.

(c) Requirement of Advance Notice. For so long as the provisions of this Section 2(c) are in effect, the Optionee shall deliver the Exercise Notice to the Company at least five (5) days prior to the date on which such exercise is proposed to be effective (the "Proposed Exercise Date") and at least five (5) days prior to the termination of the Option. In addition to the requirements stated in Section 2(b), the Exercise Notice shall state the Proposed Exercise Date, and the Option shall be deemed to be exercised on the Proposed Exercise Date. Except as otherwise permitted by the Company, the Optionee's failure to comply with the requirements of this Section 2(c) shall extend the Proposed Exercise Date to a date at least five (5) days following the Company's receipt of an

Exercise Notice which complies in full with the requirements of Sections 2(b) and 2(c). If the Proposed Exercise Date, as extended pursuant to the preceding sentence, would follow the termination of the Option, the Option shall terminate at the time provided in this Stock Option Agreement. The provisions of this Section 2(c) shall terminate upon the first day after the occurrence of any one of the following events: (i) Optionee and Company otherwise agree in writing, or (ii) twelve months following an underwritten public offering of the Common Stock, or (iii) a Change in Control.

No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise comply with Applicable Laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.

3.   Optionee's Representations. In the event that the Securities to be issued upon exercise of the Option have not have been registered under the Act or similar state exemptions, they cannot be sold or transferred unless they are subsequently registered or an exemption from registration is available at the time of sale or transfer. Concurrently with the exercise of the Option the Optionee shall deliver to the Company an Investment Representation Statement in form satisfactory to the Company.

(a)   Lock-Up Period. Optionee hereby agrees that Optionee shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Stock (or other securities) of the Company or enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Common Stock (or other securities) of the Company held by Optionee (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act excluding any registration statement of Form S-8.

(b)   Optionee agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, Optionee shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this Section shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period. Optionee agrees that any transferee of any Option shall be bound by this Section.

4.   Method of Payment. .Method of Payment.   Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee:

    (a)   cash or check;

    (b)   surrender of other Shares which, (i) in the case of Shares acquired from the Company, either directly or indirectly, have been owned by the Optionee for more than six (6) months on the date of surrender, and (ii) have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Exercised Shares; or

    (c)   This option may also be exercised by means of a "cashless exercise" in which the Optionee shall be entitled to receive a certificate for the number of option shares equal to the quotient obtained by dividing [(A-B)(X)] by A where:

        A = closing price of the Company's shares on the Trading Day immediately preceding the date of such election

        B = The exercise Price of this Option, as adjusted; and

        X = The number of Option Shares issuable upon exercise of this Option in accordance with the terms of this Option by means of a cash exercise rather than a cashless exercise.

5.   Restrictions on Exercise.   This Option may not be exercised until such time as the Plan has been approved by the shareholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any Applicable Law.

6.   Non-Transferability of Option.   Except with the prior, express written permission of the Administrator, this Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by Optionee. The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

7.   Term of Option.   This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Option.

8.   Tax Obligations – Withholding Taxes.   Optionee agrees to make appropriate arrangements with the Company (or the Parent or Subsidiary employing or retaining Optionee) for the satisfaction of all Federal, state, local and foreign income and employment tax withholding requirements applicable to the Option exercise. Optionee acknowledges and agrees that the Company may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

9.   Entire Agreement; Governing Law.   The Plan is incorporated herein by reference. The Plan and this Option Agreement constitute the entire agreement of the parties with respect to the

subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee. This agreement is governed by the internal substantive laws but not the choice of law rules of Washington.

10. No Guarantee of Continued Service. OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER). OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board of Directors upon any questions arising under this Option. Optionee further agrees to notify the Company upon any change in the residence address indicated below.

OPTIONEE: GOLD CREST MINES, INC.:

/S/   By: /S/
Thomas H. Parker   Terrence J. Dunne, CFO

EXHIBIT "A"
GOLD CREST MINES, INC.
2007 STOCK OPTION PLAN
EXERCISE NOTICE

Attention: Board of Directors

1.   <u>Exercise of Option</u>. Effective as of today, _____, the undersigned ("Optionee") hereby elects to exercise Optionee's option to purchase _____ shares of the Common Stock (the "Shares") of Gold Crest Mines, Inc. (the "Company"), under and pursuant to the Stock Option Agreement dated as of XXX (the "Option Agreement").

2.   <u>Delivery of Payment</u>. Purchaser herewith delivers to the Company the full purchase price of the Shares, as set forth in the Option Agreement, and any and all withholding taxes due in connection with the exercise of the Option.

3.   <u>Representations of Optionee</u>. Optionee acknowledges that Optionee has received, read and understood the Option Agreement and agrees to abide by and be bound by their terms and conditions.

4.   <u>Rights as Shareholder</u>. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Shares shall be issued to the Optionee as soon as practicable after the Option is exercised in accordance with the Option Agreement. No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance.

5.   <u>Tax Consultation</u>. Optionee understands Optionee may suffer adverse tax consequences as a result of the purchase or disposition of the Shares. Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with the purchase or disposition of the Shares, and Optionee is not relying on the Company for any tax advice.

6.   <u>Restrictive Legends and Stop-Transfer Orders</u>.

        (a)   <u>Legends</u>. Unless the Shares received upon exercise of the Option have been registered under the Securities Act of 1933, (it being understood that the company is not obligated to register such Shares), the Optionee understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

                THESE SECURITIES HAVE NOT BEEN REGISTERED FOR PUBLIC SALE WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER STATE SECURITIES LAWS. THE SALE, PLEDGE OR OTHER DISPOSITION OF THE SHARES IS PROHIBITED UNLESS THE SHARES ARE REGISTERE OR SOLD IN A TRANSACTION EXEMPT FROM SUCH REGISTRATION.

(b)   Stop-Transfer Notices. Optionee agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c)   Refusal to Transfer. The Company shall not be required: (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Exercise Notice; or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

8.   Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this Exercise Notice shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns.

9.   Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by Optionee or by the Company forthwith to the Board of Directors which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Board of Directors shall be final and binding on all parties.

10.   Governing Law; Severability. This Exercise Notice is governed by the internal substantive laws, but not the choice of law rules, of Washington.

11.   Entire Agreement. The Plan and Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan and the Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee.

SUBMITTED BY: ACCEPTED BY:

OPTIONEE: GOLD CREST MINES, INC:

_____   By:_____

_____   _____
[Print name and title]   [Print name and title]

Date Received: _____

Exhibit 99

GOLD CREST MINES, INC.

2007 STOCK PLAN

1.   Establishment and Purposes of the Plan. The purposes of the Gold Crest Mines, Inc., 2007 Stock Plan ("the Plan") are to attract and retain the best available personnel for positions of substantial responsibility; to provide additional incentive to Employees, Directors and Consultants; and to promote the success of the Company's business. The Plan seeks to achieve these purposes by providing for awards in the form of Restricted Common Stock or Options granted under the Plan (which may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant).

2.   Definitions. As used herein, the following definitions shall apply:

a.   "Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

b.   "Affiliate" means any entity other than a Subsidiary if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

c.   "Applicable Laws" means the requirements relating to the administration of stock option plans under federal and state corporate laws, federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

d.   "Award" means any award of an Option or a Restricted Share under the Plan.

e.   "Board" means the Board of Directors of the Company.

f.   "Change in Control" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a "Transaction") wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(x)(iii), the corporation or other business entity to which the assets of the Company were transferred (the "Transferee"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding

sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

g. "Code" means the Internal Revenue Code of 1986, as amended.

h. "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

i. "Common Share" means one share of the common stock of the Company.

j. "Company" means Gold Crest Mines, Inc., a Nevada corporation, or any successor thereof.

k. "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary; provided, the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933, as amended.

l. "Director" means a member of the Board.

m. "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

n. "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company; or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

o. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

p. "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

i. If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

ii. If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

iii. In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

q. "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

r. "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

s. "Option" means a stock option granted pursuant to the Plan.

t. "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

u. "Optioned Stock" means the Common Stock subject to an Option.

v. "Optionee" means the holder of an outstanding Option granted under the Plan.

w. "Outside Director" means a member of the Board who is not an Employee. Service as an Outside Director shall be considered employment for all purposes of the Plan, except as provided in Section 2(h).

x. "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

y. "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

z. "Plan" means this Gold Crest Mines, Inc., 2007 Stock Plan.

aa. "Restricted Common Stock" means a Common Share awarded under the Plan.

bb. "Restricted Stock Agreement" means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

cc. "Service Provider" means an Employee, Director or Consultant.

dd. "Share" means a share of the Common Stock, as adjusted in accordance with Section 13 below.

ee. "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   Stock Subject to the Plan. Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is Twelve Million (12,000,000) Shares. The Shares may be authorized but unissued or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon the grant of Restricted Common Stock or the exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 13, in no event shall more than four million (4,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Issuance Limit").

4.   Administration of the Plan.

a. The Plan shall be administered by the Board or a Committee appointed by the Board.

b. Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

  i. to determine the Fair Market Value;

  ii. to select the Service Providers to whom Options may from time to time be granted hereunder;

  iii. to determine the number of Shares to be covered by each such Option granted hereunder;

  iv. to approve forms of agreement for use under the Plan;

v.   to determine the terms and conditions of any Restricted Common Stock grant or Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, method of payment of exercise price including cashless exercise provisions, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Restricted Common Stock grant, Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

vi.   to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

vii.   to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

viii.   to construe and interpret the terms of the Plan and Restricted Common Stock and Options granted pursuant to the Plan.

c.   Effect of Administrator's Decision.   All decisions, determinations and interpretations of the Administrator shall be final and binding on all Grantees and Optionees.

5.   Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   Limitations.

a.   Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

b.   At-Will Employment. Neither the Plan nor any Option shall confer upon any Grantee or Optionee any right with respect to continuing the Grantee or Optionee's

relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7.   Term of Plan. Subject to shareholder approval in accordance with Section 19, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 15, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8.   Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.   Option Exercise Price and Consideration.

      a.   Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

            i.   In the case of an Incentive Stock Option

                  A.   granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

                  B.   granted to any other Employee, the per Share exercise price shall be not less than 100% of the Fair Market Value per Share on the date of grant.

            ii.   In the case of a Nonstatutory Stock Option, the per Share exercise price shall be not less than 100% of the Fair Market Value per Share on the date of grant.

            iii.   Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

      (b)   Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the

Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under any cashless exercise program as may be adopted by the Administrator from time to time, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider, among other things, if acceptance of such consideration may be reasonably expected to benefit the Company. .

10.   Exercise of Option.

a.   Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

b.   Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

c. Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

d. Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised for a period of one year from the Optionee's death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11. Limited Transferability of Options. Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12. Common Stock.

a. Restricted Stock Agreement. Each grant of Restricted Common Stock under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

b. Payment for Awards. Subject to the following sentence, Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents and past services. To the extent that

an Award consists of newly issued Restricted Shares, the consideration shall consist exclusively of cash, cash equivalents or past services rendered to the Company.

c.   Vesting Conditions. Each award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company or in the event that the Participant is subject to an Involuntary Termination after a Change in Control.

d.   Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Restricted Stock Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

13.   Adjustments Upon Changes in Capitalization, Merger or Change in Control.

a.   Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

b.   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided

the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

c. Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

14. Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

15. Amendment and Termination of the Plan.

a. Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

b. Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

c. Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

16.   Conditions Upon Issuance of Shares.

    a.   Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

    b.   Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18.   Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19.   Registration. of Shares. The Company may, but shall not be required to, register the Stock Subject to the Plan pursuant to a Registration Statement of Form S-8, if applicable. In such event the Company shall not be required to include any Restricted Common Stock or shares issued upon exercise of Options prior to the effective date of the Form S-8.

20.   Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. Until the receipt of such shareholder approval, no Stock Options granted hereunder may be exercised.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Gold Crest Mines, Inc., 2007 Stock Plan as duly adopted by the Board on June 19, 2007.

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Terrence J. Dunne, Secretary